EXHIBIT 99.1


                             NOTE to U.S. Depositary

                       VERSATEL TELECOM INTERNATIONAL N.V.

An extraordinary general meeting of shareholders is being called, to be held on December 17, 1999 11.00 hours at Hotel The Grand, Oudezijds Voorburgwal 197 in Amsterdam.

The agenda reads as follows:

1.       Opening

2.       Announcements Management Board

3. Partial amendment of the articles of association, pertaining to an increase of the authorized capital

4.       Questions before closure

5.       Closure

Certified copies of the agenda and the draft of the intended amendment to the articles of association are available for inspection and obtainable as of today until the close of the meeting for persons entitled to attend the meeting at the offices of VersaTel Telecom International N.V., Paalbergweg 36, 1105 BV Amsterdam and at the offices of ING Bank N.V., Foppingadreef 7, 1102 BD Amsterdam, the Netherlands.

Persons entitled to attend the meeting who wish to attend the meeting must deposit their bearer share certificates or other certificates proving their authority to attend the meeting on December 10, 1999 at the latest by ING Bank, Bijlmerplein 888, Amsterdam, against the receipt of an attendance card for the meeting.

The deposit of share certificates should be considered as equivalent to the deposit of a statement of an associated bank institution in the sense of the Act on Securities Transfer by Giro that the documents are deposited at their offices and will remain deposited up to the day of the meeting.

With respect to registered shares the voting rights attached to such shares can only exercised, if the persons entitled to such voting rights inform the board of management in writing at the latest on December 10, 1999 that they intend to attend the meeting in person or that they intend to be represented.





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Amsterdam, December 1, 1999




Board of management
VersaTel Telecom International N.V.







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                       VERSATEL TELECOM INTERNATIONAL N.V.

               Instructions to The Bank of New York, as Depositary
     (Must be received prior to the close of business on December 13, 1999)


         The undersigned registered holder of American Depositary Shares hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Ordinary Shares or other deposited securities represented by such American Depositary Shares registered in the name of the undersigned on the books of the Depositary at the close of business on November 29, 1999 at the Extraordinary General Meeting of Ordinary Shareholders of VERSATEL TELECOM INTERNATIONAL N.V. to be held on December 17, 1999, in respect of the resolutions specified on the reverse.

NOTES:

1. Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolutions. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.

2. It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

                                                                FOR      AGAINST

Partial amendment of the articles of association, pertaining    [ ]        [ ]
to an increase of the authorized capital.





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